Exhibit 12.1
Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Nine Months Ended		Fiscal Years Ended On
	October 31, 2014	November 1, 2013	January 31, 2014	February 1, 2013	February 3, 2012	January 28, 2011	January 29, 2010
Earnings:
Earnings Before Income Taxes	$3,589	$3,174	$3,673	$3,137	$2,906	$3,228	$2,825
Fixed Charges	504	458	623	605	524	486	468
Capitalized Interest [1]	7	5	8	6	-	(4)	(19)
Adjusted Earnings	$4,100	$3,637	$4,304	$3,748	$3,430	$3,710	$3,274

Fixed Charges:
Interest Expense [2]	$390	$350	$478	$463	$385	$352	$331
Rental Expense [3]	114	108	145	142	139	134	137
Total Fixed Charges	$504	$458	$623	$605	$524	$486	$468

Ratio of Earnings to Fixed Charges	8.1	7.9	6.9	6.2	6.5	7.6	7.0

[1] Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.
[2] Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.
[3] The portion of rental expense that is representative of the interest factor in these rentals.